UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 6*)

WAVECOM S.A.

(Name of Issuer)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share.

(Title of Class of Securities)

943531 10 3 (CUSIP Number)

July 16, 1999

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 943531 10 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michel Alard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

1,707,533 (See Item 4)
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

1,707,533 (See Item 4)
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,707,533 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11%
12	TYPE OF REPORTING PERSON*

IN

Item 1.	(a)	Name of issuer:

Wavecom S.A.

	(b)	Address of Issuer’s Principal Executive Offices:

Wavecom S.A. 3 esplanade du Foncet 92442 Issy-Les Moulineaux Cedex-France

Item 2.	(a)	Name of Person Filing:

Michel Alard

	(b)	Address of Principal Business Office or, if none, Residence:

Wavecom S.A. 3 esplanade du Foncet 92442 Issy-Les Moulineaux Cedex-France

	(c)	Citizenship:

France

	(d)	Title of Class of Securities:

Shares

	(e)	CUSIP Number:

943531 10 3

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned:

1,707,533 *

(b) Percent of Class:

11%

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote:

1,707,533 *

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

1,707,533 *

(iv) shared power to dispose or to direct the disposition of:

0

*  Michel Alard’s share total includes 297,391 shares owned solely by Mr. Alard; 42,358 shares jointly owned by Mr. Alard and his wife; 174,994 shares held of record by Mr. Alard’s wife; 596,290 shares held of record by his son and 596,500 shares held of record by his daughter. Mr. Alard has the right to vote 512,500 of the shares held by his daughter and 512,500 of the shares held by his son. Mr. Alard disclaims beneficial ownership of the 174,994 shares owned by his wife, 84,000 shares owned by his daughter and 83,790 shares owned by his son.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Member of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 11, 2007 Date

/s/ Michel Alard Signature

Michel Alard Chairman of the Board